

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

Jeffrey Wolf
Chief Executive Officer
Scorpius Holdings, Inc.
627 Davis Drive, Suite 300
Morrisville, North Carolina 27560

> **Re: Scorpius Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 3, 2024**
> **File No. 333-279092**

Dear Jeffrey Wolf:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Leslie Marlow, Esq.